

April 14, 2011

Via E-mail
Mr. Curtis James Sparrow
Chief Financial Officer
Deep Well Oil & Gas, Inc.
10150 – 100 Street; Suite 700
Edmonton, Alberta, Canada

> **Re: Deep Well Oil & Gas, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2010**
> **Filed December 27, 2010**
> **Form 10-Q for the Quarter ended December 31, 2010**
> **Filed February 11, 2011**
> **File No. 000-24012**

Dear Mr. Sparrow:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations for the Year Ended September 30, 2010, page 23

1.   We note you state a decrease in general and administrative costs caused the reduction in your net loss for the year ended September 30, 2010. Please expand your disclosure to identify the underlying reasons for the decrease in general and administrative expenses. In addition, please disclose why amortization and accretion expense increased for the year ended September 30, 2010. Refer to FRC 501.12.b.4 for additional guidance.

Liquidity and Capital Resources, page 24

2.   Please discuss material changes in your historical operating, investing and financing cash flows, as depicted on your statements of cash flows for the years ended September 30, 2010 and 2009, and identify the underlying reasons for those changes. Please refer to FRC §501.13a-d for guidance on disclosures related to liquidity and capital resources.

Financial Statements, page 28

Note 3 – Oil and Gas Properties, page 40

3.   We note your disclosure in which you state your oil and gas properties account balance includes the value you assigned to your equity interest in Andora Energy Corporation. Please explain why you have not applied the guidance of FASB ASC 325 in accounting for this investment and identify any differences that would arise comparing this as an acquisition cost under the successful efforts method versus a cost method investment.

4.   In disclosure appearing under Item 2, Properties, you have described the drilling activity during 2008/2009 as *development* drilling. However, since you do not report any proved reserves, characterization of this activity as development drilling appears to be imprecise and in need of clarification.

        Explain to us your basis for characterizing your drilling activities as development drilling. Also, explain to us, in detail, how you have accounted for and reported the costs related to this drilling. As part of your response, provide reference to the authoritative literature that you have relied upon in accounting for and reporting this drilling activity.

Note 15 – Legal Actions, page 46

5.   We understand from your disclosure under this note that no contingent liability has been recorded as you believe that a successful outcome for the plaintiffs is "unlikely".

        For purposes of FASB ASC Topic 450, loss contingencies are grouped into one of three categories, being remote, reasonably possible or probable. The accounting and disclosure necessary for a given contingency depends on the category of the contingency.

        Given these requirements, it is not clear what you are trying to convey with respect to your loss contingencies through your use of the term "unlikely". Please revise your disclosure to provide a clear and unambiguous assessment of the probability of loss and any additional disclosures necessary to comply with FASB ASC Topic 450.

Mr. Curtis James Sparrow
Deep Well Oil & Gas, Inc.
April 14, 2011
Page 3

<u>Controls and Procedures, page 48</u>

6.   Please note Item 308(a) of Regulation S-K requires you to provide a management's report on internal control over financial reporting. Please furnish this report in an amendment to your Form 10-K.

In addition, it appears your certifying officers' conclusion of the effectiveness of your disclosure controls and procedures as of June 3, 2010 is no longer supportable given your initial omission of this report in the Form 10-K. Under these circumstances, we would expect you to revise your disclosure to indicate your certifying officers have subsequently concluded your disclosure controls and procedures were not effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Karl Hiller *for*

Brad Skinner
Senior Assistant Chief Accountant